KERR, RUSSELL AND WEBER, PLC

WILLIAM A. SANKBEIL

ROBERT R. NIX II

MONTE D. JAHNKE

ROBERT A. MARSAC

PATRICK MCLAIN

CURTIS J. DEROO

MICHAEL D. GIBSON

DANIEL G. BEYER

JAMES R. CASE

GEORGE J. CHRISTOPOULOS

STEPHEN D. MCGRAW

KURT R. VILDERS

JAMES R. CAMBRIDGE

THOMAS R. WILLIAMS

EDWARD C. CUTLIP, JR.

MARK M. CUNNINGHAM

MARK J. STASA

JOANNE GEHA SWANSON

ROBERT E. FORREST

ROBERT J. PINEAU

JEFFREY A. BRANTLEY

PATRICK J. HADDAD

RICHARD C. BUSLEPP

ERIC I. LARK

LISA A. ROBINSON

JAMES E. DELINE

DANIEL J. SCHULTE

MICHAEL D. CARROLL

ATTORNEYS AND COUNSELORS

ESTABLISHED 1874

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KEVIN T. BLOCK

LARRY L. JUSTICE, JR.

THOMAS F. MILLER

RICARDO J. LARA, JR.

JEAN H. KIM

MATTHEW J. MCBRIDE

MICHAEL R. KENNEDY

ALISON C. SAMBORN

SAMUEL B. CAVNAR

LUANNE LAEMMERMAN

BRIAN L. NEMES

CHARLES G. CALIO

KEVIN L. LARIN

JASON C. YERT

LAUREN B. JEFFRIES

DANIEL T. RICHARDS

DANIEL P. MICHAEL

DAVID R. JANIS

OF COUNSEL

RICHARD D. WEBER

A. STEWART KERR (1915-1990)

ROBERT G. RUSSELL (1928-1997)

ROY H. CHRISTIANSEN (1932-2000)

E-MAIL:PJH@KRWLAW.COM

February 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attention: Linda	Cvrkel

Re:	Quantum Fuel Systems Technologies Worldwide, Inc. Form 10-K for the year ended April 30, 2005 Form 10-Q for the quarter ended October 31, 2005 File No. 000-49629

Dear Ms. Cvrkel:

On behalf of our client Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”), we are responding to a letter dated February 13, 2006 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Annual Report on Form 10-K for the year ended April 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 21

Contractual Obligations, page 32

1.	Staff Comment: As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.

Company Response: The Company notes the Staff’s comment and will revise the relevant sections of MD&A in future filings as requested.

Notes to Consolidated Financial Statements, page F-8

Note 4. Acquisition of Starcraft Corporation, page F-19

2.	Staff Comment: We note that you allocated $5.2 million of the $146.6 million purchase price for Starcraft to identifiable intangible assets, which included $3.1 million to customer contracts and $2.1 million to existing technology. As net tangible assets acquired of $2.6 million were relatively insignificant to the purchase price, you allocated $138.0 million, or 94 percent, of the purchase price to goodwill. Since Starcraft had relatively insignificant net tangible assets, we would expect that a significant portion of the purchase price related to identifiable intangible assets. You state that substantially all of Starcraft’s sales are to General Motors. We note that Starcraft’s arrangements with GM generally are non-exclusive, have no long-term volume commitments, and are often on a purchase order basis. While this may affect the fair value of customer contracts acquired, it appears that a significant reason for your acquisition of Starcraft may have been due to its customer relationship with GM, which is a separate identifiable intangible asset under SFAS 141. Also, while Quantum had a pre-existing relationship with GM prior to the acquisition, SFAS 141 requires a marketplace participant view when valuing acquired assets. Therefore, please tell us the primary reasons for the acquisition, the factors that contributed to a purchase price significantly in excess of identified net assets, and how you determined the total purchase price. Please tell us how you determined the existence and fair value of identifiable intangibles and why no amount was allocated to customer relationships. Please be detailed in your response.

Company Response: The Company’s response as follows:

Primary Reasons for Starcraft Acquisition, Determination of Purchase Price and Purchase Price in Excess of Identified Net Assets

The Company’s primary reasons for the acquisition were of a strategic nature with the combined entity offering complementary services, products, technologies and capabilities in the mainstream automotive and fuel cell, hybrid and alternative fuel vehicle markets. The acquisition enhanced the Company’s “one-stop-shop” capabilities with expanded resources in

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

terms of vehicle system design, powertrain engineering, vehicle systems integration, component and vehicle validation, and vehicle assembly for fuel cell, hybrid and alternative fuel vehicles. The Company believed it could leverage Starcraft’s vehicle design and engineering resources, electronic and powertrain capabilities, and integration capabilities to provide complete engine, powertrain and advanced fuel systems for application across more diversified vehicle platforms.

Starcraft also provided the Company with a stronger operational base with OEM-level assembly facilities, including quality processes, production and tooling capabilities, an assembled work force, and second-stage vehicle assembly operations that can be used for future fuel cell, hybrid and alternative fuel vehicle assembly programs. These expanded OEM capabilities facilitates the Company’s participation in early stage development, production and second stage assembly of fuel systems and performance packages for vehicle programs. The Company has historically focused on concept vehicle development and has limited or no ability to take concept vehicles into production. Starcraft’s production and assembly capabilities provided the Company that missing facet to its business.

Starcraft’s product portfolio, coupled with its service and assembly capabilities, also would position the Company as a specialty vehicle designer, integrator and assembler for limited-volume production programs with other automotive OEMs, the military, and public and private fleet operators.

An additional factor the Company considered was the size and complementary nature of Starcraft’s revenue streams. The Company believed that combining its existing revenue streams with Starcraft’s would provide expanded access to capital markets, credible stature in the “Big Company” mentality of the automotive industry, and overall financial wherewithal.

The Company and its external valuation consultant believed that Starcraft’s revenue base, estimated at approximately $185 million at the time of the transaction, supported a $146.6 million purchase price. As outlined in the opinion of the Company’s financial advisor, Adams Harkness, the purchase price implied a sales multiple within the mean of precedent transactions.

Customer contracts and the potential for future contracts from a quality OEM customer was an important factor to the Company. Notwithstanding, the Company recognized that substantially all of Starcraft’s sales were from GM, and this added a significant increase in revenue concentration risk from a single customer. This factor weighed negatively relative to the value of the transaction. This factor was compounded by the fact that the Company has an existing strategic relationship with GM marked by many significant and unique characteristics. Primarily, the Company and GM have a strategic alliance relationship whereas the Company is GM’s preferred alternative fuel supplier and fuel cell vehicle commercialization partner. This strategic relationship traces its roots to 1993 when Quantum, as the Automotive OEM Division of IMPCO Technologies, Inc., began providing packaged natural gas and propane fuel systems

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

for GM’s alternative fuel vehicle products. The Company’s strategic alliance with GM continued upon its spin-off from IMPCO in June, 2002. Additionally, GM owned a significant equity stake in the Company at time of Starcraft acquisition, approximately 15%.

The Company recognizes its strategic relationship with GM may not fit the marketplace participant view as outlined in SFAS 141, but determined that in this particular set of facts and circumstances, the Company’s existing relationship and high revenue concentration with GM was a negative factor in determining purchase price, given that GM accounted for nearly all of Starcraft’s revenues. In other words, the Company and the marketplace would have placed additional value on the transaction consideration/purchase price if Starcraft’s primary customer relationship had been with an established OEM that expanded the Company’s customer base outside of GM.

In addition to these factors above, the Company evaluated current market conditions and current industry trends for the alternative fuel and specialty vehicle markets, including the willingness of fleet operators, government agencies, military branches and automotive OEMs to outsource systems integration, powertrain engineering and second-stage assembly of low-volume production and concept vehicle programs, in addition to other factors including the opportunity for a broader organization, expanded geographic footprint, greater financial strength and diversification. The Company also evaluated the strategic alternatives reasonably available to Quantum to establish this assembly and production capability including the option of developing this capability on a stand-alone basis. In light of all of the factors evaluated, the leading factor supporting a purchase price in excess of tangible net assets was the anticipated synergistic effect of combining the existing production and assembly capabilities which Starcraft possessed with the Company’s existing alternative fuel, hybrid and fuel cell vehicle development programs, compared to the anticipated cost and lead-time necessary to develop such capabilities internally.

Allocating the Cost of the Acquired Entity to Assets Acquired and Liabilities Assumed

The Company followed the process described in FAS 141 paragraphs 36-46 in allocating the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

Intangible Assets

The Company determined the existence and fair value of identifiable intangibles by analyzing Starcraft’s business, its operations, its contracts and other information obtained through the acquisition and integration processes. The Company also obtained the services of KPMG LLP (KPMG) to assist in the identification and valuation of identifiable intangible assets. KPMG issued the Company a valuation report, which the Company used as a resource in identifying and valuing intangible assets. The Company performed a detail review of categories of identifiable intangibles including:

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

•	Customer Related:

•	Order or Production backlog

•	Customer Contracts and related Customer Relationship

•	Non-Contractual Customer Relationship

•	Technology-based

•	Contract-based

•	Marketing-related

•	Artistic-related

Customer-Related Intangible Assets - As prescribed by FAS 141 paragraph 39, the Company analyzed the nature of Starcraft’s customer contracts and customer relationships. At the time of the merger, GM was Starcraft’s only significant customer and represented substantially all of Starcraft’s revenue streams. Starcraft’s existing second-stage vehicle programs were under contracts with GM. Product revenues outside of these second-stage vehicle programs also related to GM but were non-contractual in nature.

Existing Contractual Rights

Although the existing contracts for second-stage programs had remaining terms of 2 to 3 years, the contracts stipulate guaranteed volume for only a 60-day period. The Company believed that it was reasonable to assume that GM would continue to provide purchase orders under the existing vehicle programs throughout the duration of the platform life (i.e. contract period) and that Starcraft could retain tier-one supplier status. As such, in accordance with FAS 141 Appendix A20 and EITF 02-17, the revenue stream between the 60-day guarantee and through to the end of the platform life are contractual in nature and result from a contractual customer relationship with GM. Accordingly, the Company determined a fair value for the contracts of $3.1 million based upon the income approach with a discount rate of 10% which represents the inherent risk in the variability of these anticipated future cash flows.

Nature of Customer Relationship Beyond Contractual Terms

The Company assessed whether it would be appropriate to recognize an intangible asset apart from goodwill for future revenue streams associated with Starcraft’s customer relationship with GM. The facts and circumstances of this particular acquisition were unique. Starcraft’s contractual relationship with GM for second-stage assembly programs began over ten years ago. Since the initial start up of Starcraft’s second stage production programs, GM has been its only customer. Starcraft has never lost GM as a customer and as a result, has a zero historical customer attrition rate for its second stage assembly operations. The Company has no indications that GM will end its relationship with

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

Starcraft at any point in the foreseeable future. Although the Company recognized that no customer relationship lasts forever, the Company had an expectation that the existing nature of Starcraft’s contractual and non-contractual revenue streams with GM would continue into the foreseeable future and, as a result, Starcraft would be a viable going concern over the long term. The long history and blue chip stature of GM as Starcraft’s customer in this circumstance also provided support that a continued relationship could be maintained over the foreseeable future. Neither GM nor Starcraft had qualified audit opinions on their reported financial statements that referenced going concern issues.

If an expected life was known or could be reasonably estimated for the customer relationship in these unique circumstances, this defined life would in essence be signaling the end of Starcraft’s ability to operate as a going concern, given its entire revenue stream at the time of the acquisition would no longer exist. Thus, the GM relationship was considered to be essential to the survival of Starcraft and in essence represented the “core goodwill” of the transaction consistent with the nature of goodwill as described in FAS 141 Appendix B102-B105.

In addition, the Company’s valuation consultant could not recommend any modeling technique that could provide a meaningful defined life of a customer relationship in these circumstances that would be based upon a credible, objective foundation. In other words, any defined life would be nothing short of arbitrary. FAS 142 paragraph 11 states that “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity” and “an intangible asset with an indefinite useful life is not amortized.” The Company believes that Starcraft’s customer relationship with GM under these facts and circumstances is of an indefinite life and in essence is goodwill.

The Company also assessed the nature of the Starcraft/GM customer relationship and determined that it was not capable of being separated or divided and sold, transferred, licensed, rented or exchanged.

The Company weighed the various facts and circumstances related to Starcraft’s customer relationship with GM and concluded that:

1)	The GM relationship was considered essential to the survival of Starcraft and in essence represented “core goodwill”;

2)	The nature of Starcraft’s customer relationship with GM is indefinite and is like goodwill;

3)	The Company already had an existing relationship with GM as a strategic alliance partner; and

4)	Starcraft’s customer relationship with GM is not separable.

As a result of these factors in this unique set of circumstances, the Company did not believe it was appropriate to recognize an intangible asset apart from goodwill for Starcraft’s customer relationship with GM beyond the terms of the existing contracts.

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

Technology based – The Company reviewed Starcraft’s technology and patent portfolio and determined that Starcraft does have existing technology that is separable and is the basis for assembling second-stage and specialty vehicles. Without this existing technology, the Company would be in a position to pay for this technology through a licensing agreement. The fair value of this technology is based on estimated future revenue streams in the business and discounted after-tax royalty savings from the existing technology. The fair value was determined at $2.1 million, based on a discount rate of 10% which represents inherent risk in certain non-contractual revenue streams and the variability of these future cash flows. In accordance with SFAS No. 142, the existing technology is amortized over its useful life, which has been determined to be the duration of the longest contract, or 29 months.

Contract based - The Company reviewed Starcraft’s contractual agreements, including operating leases, license agreements, permits, royalty agreements, and employment contracts. The Company determined that the only separable contracts with value are the employment agreements which contain non-compete provisions. However, these agreements are with executives that have a significant ownership position in the Company and that the non-compete provision is negated by the economic detriment to the employee’s ownership position through a competitive endeavor.

Marketing related - The Company reviewed Starcraft’s marketing based information and arrangements and did not identify any separable marketing based arrangements.

Artistic related - The Company reviewed Starcraft’s artistic material such as internet domain names, computer software, trademarks, etc. The Company did not identify any separable artistic material.

Other – The Company reviewed all other material, information and aspects of the Starcraft business to identify intangible assets. The Company did contemplate the value of the Starcraft engineering and assembled workforce but determined that this was neither contractual nor separable and thus could not be recognized as a separable intangible asset under the provisions of FASB No. 141.

KERR, RUSSELL AND WEBER, PLC

Linda Cvrkel

Securities and Exchange Commission

February 21, 2006

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005

Notes to Condensed Consolidated Financial Statements, page 5

Note 1. Background and Basis of Presentation, page 5

3.	Staff Comment: We note the increase in your ownership percentage of Powertrain Integration from 51 to 100% during the quarter. Please provide further details on the “assignment of capital units.” Include any consideration paid for the increase in interest and any remaining involvement of the former 49% holder.

Company Response: In accordance with the operating agreement of Powertrain Integration, both parties agreed to the assignment of capital units to the Company. The Company did not expend monetary or other compensation for this assignment as Powertrain Integration was in the infancy of its start up and had recorded only nominal activity to date. The former 49% holder does not have any remaining involvement in Powertrain Integration.

*            *            *

Accompanying this letter are the Company’s representations you requested. We trust that you will find this letter responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (313) 961-0200.

Very truly yours,

KERR, RUSSELL AND WEBER, PLC

/s/ PATRICK J. HADDAD
Patrick J. Haddad

PJH/cad

Enclosure

cc:	Alan P. Niedzwiecki (w/enc.) William B. Olson (w/enc.)

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, CA 92614

(949) 399-4500

February 21, 2006

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Re:	Quantum Fuel Systems Technologies Worldwide, Inc. Form 10-K for the year ended April 30, 2005 Form 10-Q for the quarter ended October 31, 2005 File No. 000-49629

Dear Ms. Cvrkel:

In connection with the response submitted on behalf of the Company relative to the above referenced matters and as requested by the Commission’s Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission in taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

As stated in the Commission Staff’s Press Release No. 2004-89 (June 24, 2004), the Company understands that the Staff’s request for, and the Company’s furnishing of, the foregoing representations shall not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Company.

Very truly yours,

/s/ William B. Olson
William B. Olson
Chief Financial Officer and Treasurer